Exhibit 12-A


                    CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

                   COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

                                       Six Months Ended
                                           June 30,
                                         (Unaudited)
                                       1994       1993
                                    (Dollars in millions)
Net Earnings before cumulative
 effect of changes in accounting
 principles                           $ 91       $ 81
  Add back:
    Taxes on income                     53         31
    Fixed charges                      387        437
      Earnings available for
       fixed charges                  $531       $549

  Fixed charges:
    Interest expense                  $378       $427
    Rent                                 9         10
      Total fixed charges             $387       $437

Ratio of earnings to fixed charges    1.37       1.26

The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).